UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

(Amendment No. 15)

GENZYME CORPORATION

(Name of Subject Company (Issuer))

GC MERGER CORP.

SANOFI-AVENTIS

(Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 par value

(Title of Class of Securities)

372917104

(CUSIP Number of Class of Securities)

Karen Linehan

Senior Vice President Legal Affairs and General Counsel

Sanofi-Aventis

174, avenue de France

75013 Paris, France

Telephone: +33 1 53 77 40 00

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Michael J. Aiello, Esq.

Jackie Cohen, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$18,351,638,353	$1,308,472

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding: (i) the product of (x) 254,839,847 (the number of shares of common stock of the subject company (“Shares”) issued and outstanding as of July 31, 2010) and (y) $69.00 (the per Share offer price); and (ii) the product of (x) 37,230,306 (the number of Shares issuable upon exercise of outstanding options, warrants and rights as of December 31, 2009) and (y) $20.62 (the difference between the $69.00 per Share offer price and $48.38, the weighted-average exercise price of such options, warrants and rights). The number of outstanding Shares is reported in the subject company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, and the number and weighted-average exercise price of the subject company’s options, warrants and rights is reported in the subject company’s Definitive Proxy Statement filed April 26, 2010.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00007130.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $1,308,472

Form of Registration No.: Schedule TO

Filing Party: Sanofi-Aventis

Date Filed: October 4, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 15 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 4, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) and is filed by (i) GC Merger Corp., a Massachusetts corporation (the “Purchaser”), and a wholly-owned subsidiary of Sanofi-Aventis, a French société anonyme (“Parent”) and (ii) Parent. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Genzyme Corporation, a Massachusetts corporation (“Genzyme”), at a purchase price of $69.00 per Share net to the sellers in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 4, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Schedule TO (including the Offer to Purchase) contains important information about the Offer, all of which should be read carefully by Genzyme shareholders before any decision is made with respect to the Offer.

Documentation relating to the Offer has been mailed to Genzyme shareholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO, except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Parent, Purchaser and Genzyme have entered into an Agreement and Plan of Merger, dated as of February 16, 2011 (the “Merger Agreement”). Parent may not sell any securities referenced by the Merger Agreement until a registration statement filed with the SEC with respect to such securities is effective. Pursuant to the Merger Agreement, Parent will file a registration statement on Form F-4 (the “Prospectus”) to register certain securities and Parent and Purchaser will file an amended and restated offer (the “Amended Offer”) and related documents with the SEC. These documents will be mailed to all Genzyme shareholders of record. These documents, as they may be amended from time to time will contain important information about the proposed transaction and Genzyme shareholders are urged to read them carefully and in their entirety once they are available before any decision is made with respect to the proposed transaction. When available, documentation relating to the Amended Offer, including the Prospectus, may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885. Free copies of Genzyme’s Solicitation/Recommendation Statement in respect of the Amended Offer and the Merger Agreement will be made available by Genzyme; investors and security holders can obtain free copies of these documents from Genzyme by directing a request to Genzyme at 500 Kendall Street, Cambridge, MA 02142, Attention: Shareholder Relations Department, or by calling 617-252-7500 and asking for the Shareholder Relations Department.

Items 1, 4 and 5. Terms of the Transaction; Past Contacts, Transactions, Negotiations and Agreements.

The Offer to Purchase and Items 1 and 4 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1)	Parent, Purchaser and Genzyme have entered into an Agreement and Plan of Merger, dated as of February 16, 2011 (the “Merger Agreement”). Pursuant to the Merger Agreement, as promptly as reasonably practicable, Parent plans to file a registration statement under the Securities Act of 1933 to register certain securities with the SEC, and Parent and Purchaser intend to file with the SEC an amended and restated Offer to Purchase, an amended and restated Letter of Transmittal and other related materials with the SEC, reflecting revised terms and conditions of the Offer pursuant to the Merger Agreement.

(2)	The Expiration Date of the Offer is extended to 5:00 p.m., New York City time, on Wednesday, March 16, 2011. The Depositary for the Offer has indicated that, as of 11:59 p.m. New York City time on February 15, 2011, approximately 2,080,221 Shares (including Shares subject to guarantees of delivery, but not including the 100 Shares owned by Parent) have been tendered into and not withdrawn from the Offer.

(3)	The press release announcing the Merger Agreement and the extension of the Offer is attached hereto as Exhibit (a)(5)(P) and is incorporated herein by reference.

Items 1 to 11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is hereby amended as by amending the first sentence of the third paragraph of the section to read as follows:

Facilities A and B are available until December 31, 2011.

Section 10 (“Background of the Offer; Past Contacts or Negotiations with Genzyme”) of the Offer to Purchase is hereby amended by adding the following paragraph at the end of the section:

As has been previously disclosed, beginning January 31, 2011, Parent and Purchaser were provided with certain non-public information by Genzyme pursuant to a confidentiality agreement. Representatives of Parent and Purchaser reviewed documentation, visited Genzyme manufacturing facilities, and conducted meetings and interviews with employees and representatives of Genzyme. During the period, Parent and Genzyme and their respective representatives negotiated an agreement and plan of merger, and the terms and conditions of contingent value rights to be issued by Parent to Genzyme shareholders as part consideration for the acquisition of Genzyme.

On February 15, 2011 the respective boards of directors of Parent, Purchaser and Genzyme approved an agreement and plan of merger, pursuant to which Genzyme agreed to be acquired by Parent. Also on February 15, 2011, Parent entered into an amendment to the Facilities Agreement to extend the availability period of Facilities A and B until December 31, 2011.

On February 16, 2011, the parties entered into the Merger Agreement, and issued a joint press release announcing the transaction.

The Genzyme Merger Agreement.

On February 16, 2011, Parent, Purchaser, and Genzyme entered into the Merger Agreement, pursuant to which, among other things, Parent and Purchaser agreed to amend the Offer (as amended, the “Amended Offer”) to reflect the terms of the Merger Agreement and to increase the purchase price offered in the Offer to (i) an amount in cash, without interest, equal to $74.00 per Share (the “Cash Consideration”), and (ii) one contingent value right (a “CVR”) per Share to be issued by Parent subject to and in accordance with the CVR Agreement described below (collectively, the “Merger Consideration”). The Merger Agreement also provides that, subject to the satisfaction or waiver of certain conditions, following consummation of the Amended Offer, Purchaser will be merged with and into Genzyme, with Genyzme surviving the Merger as a wholly-owned subsidiary of Parent (the “Merger”).

At the effective time of the Merger (the “Effective Time”), all remaining outstanding Shares not tendered in the Amended Offer (other than Shares owned by Genzyme, Parent or either of their respective subsidiaries), will be converted into the right to receive the Merger Consideration. All outstanding stock options (other than those held through the Genzyme employee stock purchase plan) (“Options”), restricted stock (“Restricted Stock”) and restricted stock units (“RSUs”) of Genzyme will be canceled at the Effective Time. Holders of Options with an exercise or base price below the Cash Consideration amount will receive, for each Share subject to such Option, (i) a cash payment equal to the difference between the Cash Consideration and the exercise price or base price of the Option, and (ii) one CVR. Holders of Restricted Stock and RSUs will receive (i) a cash payment equal to the Cash Consideration and (ii) one CVR.

The Merger Agreement provides that Parent shall cause Purchaser to amend the Offer and to file a registration statement with the SEC to register the CVRs (the “Registration Statement”) within fifteen business days after the date of the Merger Agreement. In the Amended Offer, each Share accepted by Purchaser in accordance with the terms and conditions of the Amended Offer will be exchanged for the right to receive the Merger Consideration. Parent shall cause Purchaser to accept for payment, and Purchaser shall accept for payment, all Shares validly tendered and not validly withdrawn, pursuant to the terms and conditions of the Amended Offer, as soon as practicable following the Amended Offer’s expiration date.

Purchaser’s obligation to accept for payment and pay for all Shares validly tendered pursuant to the Amended Offer is subject to the conditions that (a) the number of Shares validly tendered and not validly withdrawn together with any Shares already owned by Parent and its subsidiaries, represents at least a majority of the then-outstanding Shares on a fully-diluted basis (the “Minimum Condition”), (b) the Registration Statement has been declared effective and no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for that purpose have been initiated or threatened by the SEC, (c) the CVRs being issued have been approved for listing on Nasdaq, (d) the CVR Agreement has been duly executed by Parent and a mutually agreeable trustee ((b), (c), and (d), collectively, the “CVR Condition”) and (e) certain other customary conditions as set forth in the Merger Agreement.

Genzyme has also granted to Parent an irrevocable option (the “Top-Up Option”), which Purchaser may exercise immediately following consummation of the Amended Offer, subject to certain conditions, to purchase from Genzyme the number of Shares that, when added to the Shares already owned by Parent or any of its subsidiaries following consummation of the Amended Offer, constitutes one Share more than 90% of the Shares then outstanding on a fully-diluted basis. If Parent, Purchaser and any of their respective affiliates acquire more than 90% of the outstanding Shares, including through exercise of the Top-Up Option, Purchaser will complete the Merger through the “short form” procedures available under Massachusetts law.

Parent, Purchaser and Genzyme each made representations, warranties and covenants in the Merger Agreement, including, among others, covenants by Genzyme to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and consummation of the Merger.

The Merger Agreement prohibits Genzyme from soliciting or knowingly encouraging competing acquisition proposals. However, Genzyme may, subject to the terms and conditions set forth in the Merger Agreement, provide information to a third party that makes an unsolicited acquisition proposal, and may engage in discussions and negotiations with a third party that makes an unsolicited acquisition proposal that the Genzyme board of directors determines constitutes or would reasonably be expected to lead to or result in a Superior Proposal (as defined in the Merger Agreement).

The Merger Agreement also provides for certain termination rights for both Parent and Genzyme. Upon termination of the Merger Agreement under specified circumstances, Genzyme may be required to pay Parent a termination fee of $575 million.

The Merger Agreement also provides that either party may specifically enforce the other party’s obligations under the Merger Agreement.

The Contingent Value Rights Agreement.

At or prior to the expiration of the Amended Offer, Parent and a mutually acceptable trustee will enter into a Contingent Value Rights Agreement (“CVR Agreement”) governing the terms of the CVRs. A holder of a CVR is entitled to cash payments upon the achievement of certain milestones, including based on production levels of Cerezyme and Fabrazyme, U.S. regulatory approval of alemtuzumab for treatment of multiple sclerosis (“Lemtrada”), and on achievement of certain aggregate Lemtrada sales thresholds, as follows:

•

Cerezyme/Fabrazyme Production Milestone Payment. $1 per CVR, if and when, in calendar year 2011, Cerezyme production meets or exceeds 734,600 400 unit vial equivalents and Fabrazyme production meets or exceeds 79,000 35mg unit vial equivalents.

•	Approval Milestone Payment. $1 per CVR upon receipt by Genzyme or any of its affiliates, on or before March 31, 2014, of the approval by the U.S. Food and Drug Administration of Lemtrada.

•	Product Sales Milestone #1 Payment. $2 per CVR if worldwide Lemtrada sales during specified periods equals or exceeds a total of $400 million.

•

Product Sales Milestone #2 Payment. $3 per CVR upon the first instance in which worldwide Lemtrada sales for a four calendar quarter period are equal to or in excess of $1.8 billion. If Product Sales Milestone #2 is achieved but the Approval Milestone was not achieved prior to March 31, 2014, the milestone payment amount will be $4 per CVR (however, in such event the Approval Milestone shall not also be payable).

•

Product Sales Milestone #3 Payment. $4 per CVR upon the first instance in which worldwide Lemtrada sales for a four calendar quarter period are equal to or in excess of $2.3 billion (no quarter in which Lemtrada sales were used to determine the achievement of Product Sales Milestone #1 or #2 shall be included in the calculation of sales for determining whether Product Sales Milestone #3 has been achieved).

•

Product Sales Milestone #4 Payment. $3 per CVR upon the first instance in which worldwide Lemtrada sales for a four calendar quarter period are equal to or in excess of $2.8 billion (no quarter in which Lemtrada sales were used to determine the achievement of Product Sales Milestone #1, #2 or #3 shall be included in the calculation of sales for determining whether Product Sales Milestone #4 has been achieved).

Parent has agreed to use commercially reasonable efforts to achieve the Cerezyme/Fabrazyme Production Milestone, and diligent efforts to achieve each of the other Milestones above. Parent has also agreed to use its commercially reasonable efforts to cause the CVRs to be approved for listing for trading on NASDAQ and to maintain such listing for as long as CVRs remain outstanding.

The CVRs will expire and no payments will be due under the CVR agreement after the earlier of (a) December 31, 2020 and (b) the date that Product Sales Milestone #4 is paid.

The CVR Agreement does not prohibit Sanofi or any of its subsidiaries or affiliates from acquiring the CVRs, whether in open market transactions, private transactions or otherwise; Parent has certain disclosure obligations in connection with such acquisitions under the CVR Agreement. On or after the third anniversary of the launch of Lemtrada, Parent may also, subject to certain terms and conditions as set forth in the CVR Agreement, optionally purchase and cancel all (but not less than all) of the outstanding CVRs at the average trading price of the CVRs if the volume-weighted average CVR trading price is less than fifty cents over forty-five trading days and Lemtrada sales in the prior four quarter period were less than one billion dollars in the aggregate.

Facilities Agreement Amendment.

On February 15, 2011, Parent entered into an amendment agreement relating to the Facilities Agreement. The primary purpose of the amendment was to extend the availability period of the credit facilities established under the Term Facilities Agreement from July 2, 2011 to December 31, 2011, and to make certain other changes.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended by adding the following exhibits thereto:

(a)(5)(P)	Press Release issued by Genzyme and Sanofi-Aventis on February 16, 2011, incorporated by reference to Sanofi-Aventis Rule 425 filing on February 16, 2011.

(b)(B)	Amendment Agreement dated as of February 15, 2011, Relating to a Term Facilities Agreement dated October 2, 2010, by and among Sanofi-Aventis, BNP Paribas, J.P. Morgan plc and Société Générale Corporate & Investment Banking acting as Initial Mandated Lead Arrangers, Société Générale acting as Facilities Agent.

(d)(1)	Agreement and Plan of Merger, dated as of February 16, 2011, among Sanofi-Aventis, GC Merger Corp., and Genzyme Corporation.

(d)(2)	Form of Contingent Value Rights Agreement by and between Sanofi and Trustee.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

SANOFI-AVENTIS

By:	/s/ Alexandre Lemoalle
Name:	Alexandre Lemoalle
Title:	Authorized Signatory

GC MERGER CORP.

By:	/s/ Karen Linehan
Name:	Karen Linehan
Title:	Authorized Signatory

Date: February 16, 2011

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated October 4, 2010.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement as published on October 4, 2010 in The Wall Street Journal.*

(a)(5)(A)	Press Release issued by Sanofi-Aventis on October 4, 2010.*

(a)(5)(B)	English Translation of Excerpts from Offer to Purchase published in France by Sanofi-Aventis on October 4, 2010.*

(a)(5)(C)	Investor Presentation by Sanofi-Aventis dated October 4, 2010.*

(a)(5)(D)	Transcript of Investor Conference Call held by Sanofi-Aventis on October 4, 2010.*

(a)(5)(E)	Press Release issued by Sanofi-Aventis on October 20, 2010.*

(a)(5)(F)	Excerpt from Investor Presentation by Sanofi-Aventis on October 28, 2010.*

(a)(5)(G)	Excerpts of Transcript of Earnings Conference Call held by Sanofi-Aventis on October 28, 2010.*

(a)(5)(H)	Press Release issued by Sanofi-Aventis on November 8, 2010.*

(a)(5)(I)	Press Release issued by Sanofi-Aventis on December 13, 2010.*

(a)(5)(J)	Press Release issued by Sanofi-Aventis on January 9, 2011.*

(a)(5)(K)	Excerpt from Investor Presentation by Sanofi-Aventis on January 11, 2011.*

(a)(5)(L)	Press Release issued by Sanofi-Aventis on January 12, 2011.*

(a)(5)(M)	Press Release issued by Sanofi-Aventis on January 24, 2011.*

(a)(5)(N)	Letter Agreement dated as of January 30, 2011 by and between Sanofi-Aventis and Genzyme Corporation.*

(a)(5)(O)	Excerpt from Investor Presentation by Sanofi-Aventis on February 9, 2011.*

(a)(5)(P)	Joint Press Release issued by Genzyme and Sanofi-Aventis on February 16, 2011. ***

(b)(A)	Facilities Agreement, dated October 2, 2010, by and among Sanofi-Aventis, BNP Paribas, J.P. Morgan plc and Société Générale Corporate & Investment Banking acting as Initial Mandated Lead Arrangers, Société Générale acting as Facilities Agent and the Financial Institutions included as Lenders therein.*

(b)(B)	Amendment Agreement dated as of February 15, 2011, Relating to a Term Facilities Agreement dated October 2, 2010, by and among Sanofi-Aventis, BNP Paribas, J.P. Morgan plc and Société Générale Corporate & Investment Banking acting as Initial Mandated Lead Arrangers, Société Générale acting as Facilities Agent.**

(d)(1)	Agreement and Plan of Merger, dated as of February 16, 2011, among Sanofi-Aventis, GC Merger Corp., and Genzyme Corporation.**

(d)(2)	Form of Contingent Value Rights Agreement by and among Sanofi and Trustee.**

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Filed herewith.
***	Incorporated by reference to Sanofi-Aventis Rule 425 filing on February 16, 2011.